EXPENSE LIMITATION AGREEMENT

THE KILLEN GROUP, INC
1189 Lancaster Avenue
Berwyn, Pennsylvania 19312

             May 1, 2010

The Berwyn Funds
1189 Lancaster Avenue
Berwyn, Pennsylvania 19312

Dear Sirs:

The Killen Group, Inc confirms our agreement with you as follows:

1.           You are an open-end management investment company registered under the Investment Company Act of 1940 (the “Act”) and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions.  You are currently engaged in the business of investing and reinvesting the assets of The Berwyn Cornerstone Fund Series (the “Fund”) in accordance with applicable limitations.  Pursuant to an Investment Advisory Agreement dated as of January 24, 2002 (the “Advisory Agreement”), you have employed us to manage the investment and reinvestment of such assets.

2.           We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall waive our advisory fees by an amount necessary to prevent the Fund’s aggregate ordinary operating expenses from exceeding 2.00% of the average daily net assets of the Fund.  We further agree that, if the Fund’s average daily net assets exceed $100 million, we will waive our advisory fees by an amount necessary to prevent the Fund’s aggregate ordinary operating expenses from exceeding 1.50% of the average daily net assets (the “Limitations”).   Under the Limitations, we agree that, for the life of the Fund, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the average daily net assets of the Fund equal to the agreed upon Limitations.  To determine our liability for the Fund’s expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund (“Prorated Limitation”).  The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”).  Allowable Expenses include our advisory fees plus the Fund’s other ordinary operating expenses excluding brokerage commissions, taxes, interest, acquired fund fees and expenses and extraordinary expenses.  If our advisory fees and other ordinary operating expenses of the Fund for the current day exceed the Allowable Expenses, advisory fees for the current day shall be reduced by such excess (“Unaccrued Fees”).  In the event such excess exceeds the amount due as advisory fees, we shall not be responsible to the Fund to pay or absorb the additional excess.

3.           Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement.

4.           This Agreement shall become effective on the date hereof and supersedes any expense limitation agreement previously entered into with respect to the Fund. This Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of the Fund.

5.           This Agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

THE KILLEN GROUP, INC.

By: /s/ Robert E. Killen

Its: Chairman and Chief Executive Officer

Agreed to and accepted as of

the date first set forth above.

THE BERWYN FUNDS

By: /s/ Robert E. Killen

Its: Chairman and President